Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
February 22, 2007
Kevin Vaughn
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Comments on Form 10-KSB for the Year Ended March 31, 2006, and Forms 10-QSB for the Quarter Ended June 30, 2006 and September 30, 2006 filings File No. 000-20989
Dear Mr. Vaughn:
Please find attached our response to your comment letter dated February 12, 2007.
In connection with this response, the Company, through the undersigned officer, hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani, Chief Financial Officer

Form 10-KSB for the Fiscal Year Ended March 31, 2006
Exhibit 13. Financial Statements
Notes to Consolidated Financial Statements, page F-8
Note 3. Shareholder’s Equity, page F-13
1.	In May 2002, we conducted a rights offering pursuant to a registration statement filed on Form S-3. In the rights offering, we issued to those shareholders who exercised their rights three shares of our common stock and a warrant, exercisable through July 2004, to purchase an additional share of our common stock. Pursuant to the registration statement, we registered the issuance of the shares, the warrants and the shares underlying the warrants.

In July 2004, we suspended the right to exercise the warrants shortly before their scheduled expiration date because we announced a planned restatement of our fiscal 2004 financial statements. In November 2004, we became current with our SEC filings. In April 2005, we chose to issue like-kind replacement warrants to the holders of the expired warrants. The terms for the replacement warrants require that we issue shares covered by a registration statement and maintain the effectiveness of the registration (by making timely SEC filings) for the warrant holders to receive registered shares upon exercise of the warrants.

At March 31, 2006 (the end of our fiscal year 2006), the SEC had not yet declared effective our registration statement covering the resale of the shares underlying the replacement warrants.

Accordingly, in accordance with paragraph 17 of EITF 00-19, in April 2005 we recognized a $1.4 million liability associated with the fair value of the initial grant of the replacement warrants, and thereafter remeasured the value of this liability in relation to its fair value. At March 31, 2006, we reduced the fair value of the warrant liability to $665,000. We determined the fair value of the warrants using the Black-Scholes option-pricing model.

As you have requested, we will revise our future filings to clearly disclose the terms of the replacement warrants that led us to conclude that we should present them as a liability. In accordance with paragraph 25 of EITF 00-19, we will continue to record the liability at fair value until the warrants are exercised or expire because our ability to deliver registered shares is dependent upon timely SEC filings.

On February 20, 2007, the undersigned discussed the replacement warrants with Tara L. Harkins, of the Staff. Ms. Harkins asked us to consider if EITF 05-4 applies to the replacement warrants. We believe that EITF 05-4 is not applicable because it refers only to registration rights arrangements that contain a penalty clause for the failure to timely register or maintain registration. The replacement warrants contain no such provisions.

Form 10-Q for the Quarter Ended September 30, 2006
Note 9. Share-based compensation, page 10
1.	We note your comment and confirm that in future filings we will only provide the pro forma disclosures required under paragraph 45 of SFAS 123 for those prior periods during which awards were accounted for under the intrinsic value method pursuant to APB based upon the guidance in paragraph 84 of SFAS 123(R).